KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In millions except ratio amounts)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$1,723	$895	$997	$1,004	$1,028
Add:
Fixed charges	711	595	541	483	467
Amortization of capitalized interest	5	5	4	4	3
Distributed income of equity investees	296	200	132	86	75
Less:
Interest capitalized from continuing operations	(26)	(15)	(13)	(33)	(49)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	(1)	—	—	—
Income as adjusted	$2,709	$1,679	$1,661	$1,544	$1,524

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$684	$548	$520	$464	$447
Add:
Portion of rents representative of the interest factor	27	47	21	19	20
Fixed charges	$711	$595	$541	$483	$467

Ratio of earnings to fixed charges	3.81	2.82	3.07	3.20	3.26